VIA EMAIL AND EDGAR

November 30, 2012

Jonathan Wiggins, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-10093

Dear Mr. Wiggins:

We are writing in response to the letter of the Division of Corporation Finance, dated November 19, 2012, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Item 6. Selected Financial Data, Page 22

1.
Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K for your non-GAAP measures “property operating income” as disclosed on page 22 and “FFO, excluding items above, per diluted share” as disclosed on page 39.  Please provide us with your proposed disclosure.

Response:

In regards to page 22, we will expand our item 6 disclosure in periodic filings to include the proposed footnote to property operating income. The tabular information will be presented for all comparative periods.:

(1) Property operating income is a non-GAAP measure that is used internally to evaluate the performance of property operations and we consider it to be a significant measure.  Property operating income should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.  The reconciliation of property operating income to net loss is as follows:

Property operating income	$80,799
Management and other fee income	4,126
Depreciation and amortization	(36,255)
General and administrative expenses	(19,650)
Other income (expenses), net	(65,533)
Income tax provision	(795)
Income from discontinued operations	8,808
Net loss	$(28,500)

In regards to page 39, in future periodic filings we will include reconciliation to “FFO, excluding items above, per diluted share” as proposed below:

	Years Ended December 31,
	2011	2010	2009
	(In thousands, except per share data)
Net (loss) income available to common shareholders	$(32,002)	$(20,148)	$13,720
Adjustments:
Rental property depreciation and amortization expense	36,271	31,213	30,141
Pro-rata share of real estate depreciation from unconsolidated joint ventures	9,310	6,798	6,678
(Gain) loss on sale of depreciable real estate	(7,197)	241	(7,457)
(Gain) on sale of joint venture depreciable real estate	(2,718)	-	-
Provision for impairment on income-producing properties	16,332	-	-
Provision for impairment on equity investments in unconsolidated joint ventures (1)	9,611	2,653	-
Provision for impairment on joint venture income-producing properties (1)	1,644	1,820	-
Noncontrolling interest in Operating Partnership	(1,742)	(1,632)	2,181

Funds from operations	$29,509	$20,945	$45,263

Provision for impairment for land available for sale	11,468	28,787	-
Bargain purchase gain on acquisition of real estate	-	(9,836)	-
Loss on extinguishment of debt	750	-	-

Funds from operations, excluding items above	$41,727	$39,896	$45,263

Weighted average common shares	38,466	35,046	22,193
Shares issuable upon conversion of Operating Partnership Units	2,785	2,902	2,919
Dilutive effect of securities	145	178	-
Weighted average equivalent shares outstanding, diluted	41,396	38,126	25,112

Funds from operations per diluted share	$0.71	$0.55	$1.80
Funds from operations, excluding items above, per diluted share	$1.01	$1.05	$1.80

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 23

Results of Operations, page 29

2.
We note that you recorded a bargain purchase gain on the acquisition of the Merchants’ Square Shopping Center in the year ended December 31, 2010.  Please provide us with a description of the reasons why the transaction resulted in a gain and describe the process you went through to reassess your measurement procedures as required by ASC 805-30-25-4.  In addition, please confirm that in future filings, when relevant, you will include the disclosure required by ASC 805-30-50-1 (f) (2).

Response:

Since 2006, a joint venture in which we hold a 20% interest owned Merchants’ Square Shopping Center located in Carmel, Indiana.  In September 2010 we acquired a $32.7 million mortgage note, secured by the Merchants’ Square Shopping Center, from the lender for $16.8 million.  In the fourth quarter of 2010, we obtained control of the property through a step acquisition for a nominal amount and recorded our investment at fair value on the acquisition date.  To determine the fair value of the property, we engaged an independent party, who has extensive experience in the valuation of commercial real estate and is considered a specialist under Statement on Auditing Standards (SAS) No. 73.  The fair value at the date of acquisition was determined to be $26.6 million.

The difference between the $26.6 million fair value of the property and the $16.8 million of total consideration we paid resulted in our recognition of a $9.8 million bargain purchase gain.  We believe that our ability to acquire the note secured by the property at a significant discount to the face value of the debt was attributable to the lender’s motivation to sell a number of “underwater” mortgage notes on an expeditious basis.  We also believe that the discount to face value was increased because other bidders for the note, if any, would not have had the immediate and direct ability to control and manage the underlying property that we had.  In addition, our partner’s desire to relieve its financial obligations under the note and to discontinue further investment in or involvement with the property contributed to our ability to acquire the 80% equity interest we did not own for only a nominal amount.

Pursuant to the guidance under ASC 805-30-25-4 and further clarified under 805-30-30-4 through 30-6, “before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed.”  Management conducted the following reviews:

●
a review of the book value of all the balance sheet accounts associated with the shopping center to determine the fair value to be transferred to us and to confirm that all acquired assets and assumed liabilities had been properly identified,

●
a review of the appraisal report for reasonableness of future lease assumptions compared to the market and the current condition of the property, whether the current lease terms had been correctly stated, and the status and quality of the current tenants, and

●	a review of the financial model assumptions regarding discount rates and future capital expenditures.

After conducting our reviews regarding the fair value we concluded that all available information had been considered and the valuation measurements appropriately reflected the transaction and the bargain purchase gain should be recognized.

In future filings, when relevant, we will expand our disclosure as to why the transaction resulted in a bargain purchase gain as required by ASC 805-30-50-1 (f)(2).

3.
We note your disclosure on page 30 that G&A expenses increased in 2011 partially due to lower capitalization of development and leasing salaries.  Please tell us, and disclose in future periodic filings where significant, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, an analysis of significant fluctuations from year to year, and the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Response:

●
The amounts of salaries and related costs and other general and administrative costs related to development and leasing activities that are capitalized were $3.6 million and $4.3 million for the years ended December 31, 2011 and 2010, respectively and were attributable as follows (amounts in millions):

	2011	2010
Capitalized leasing salaries and related costs	$1.9	$1.9
Capitalized development salaries and related costs	1.7	2.4
	$3.6	$4.3

●	The amounts capitalized represent approximately 21.3% and 27.4% of the total salaries and related costs for the years ended December 31, 2011 and 2010, respectively.
●
Capitalized leasing salaries and related costs were unchanged from 2010 to 2011.  Capitalized development salaries and related costs decreased by $0.7 million, or 29%, from 2010 to 2011 because the Company suspended development activities at four undeveloped land parcels in 2010 and completed construction for two anchor tenants in early 2011.

●
If we were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs we would have incurred approximately $0.2 million in additional expense for the year ended December 31, 2011.

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2012, we will expand our disclosure regarding capitalized salaries and related costs.

4.	In future periodic filings, to the extent material, include a breakdown of capital expenditures by type and by period presented.

Response:

In future filings, beginning with the Company’s Form 10-K for fiscal year ending December 31, 2012, we will expand our disclosure of capital expenditures to include totals for the following major categories:  1) acquisitions, 2) developments and 3) other capital expenditures as they relate to the period presented.  If in the future redevelopment capital expenditures are material, we will expand our discussion to include them as a separate category.

Contractual Obligations, page 37

5.
In future periodic filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response:

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2012 we will detail the amount of interest commitments under the appropriate time frames in our tabular presentation of contractual obligations.  We will also provide a footnote detailing the assumptions made regarding the estimate of our variable rate interest payments.

Consolidated Statements of Cash Flows, page F-6

6.	In future periodic filings please revise to present separate line items for acquisitions of real estate and capitalized expenditures as opposed to the single line item additions to real estate.

Response:

In future filings, beginning with the Company’s Form 10-K for fiscal year ended December 31, 2012 we will present “Acquisitions of real estate” and “Development and capital improvements” on separate line items within the investing section of the Consolidated Statements of Cash Flows.  We will reclassify all previous periods presented to conform to the revised presentation.

In connection with the response above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ GREGORY R. ANDREWS
Gregory R. Andrews
Chief Financial Officer and Secretary

cc: William Demarest, United States Securities and Exchange Commission